UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 001-34609

CHINA HYDROELECTRIC CORPORATION

(Exact name of registrant as specified in its charter)

Bldg A #2105, Ping’An International Financial Center, No.3 Xinyuan South Road, Chao Yang District, Beijing, People’s Republic of China 100027 Tel: (86-10) 6492-8483
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CHINA HYDROELECTRIC CORPORATION

FORM 6-K

Pursuant to the authorization by the compensation committee of its board of directors, China Hydroelectric Corporation (the “Company”) issued a total of 9,979,998 stock options (the “Option”) to certain of its employees on May 1, 2012. The Options were issued under the Company’s 2008 Share Incentive Plan and have an exercise price of $0.62 (equivalent to 115% of one third of the ten day average closing price of the Company’s American Depositary Shares as of the close of business on Monday, April 30, 2012). The Options (i) expire on May 1, 2017 and (ii) are exercisable for (a) 50% of the number of shares covered by the Options on May 1, 2013 and (b) 25% of the number of shares covered by the Options on each of May 1, 2014 and May 1, 2015. In addition to the 9,979,998 stock option issued on May 1, 2012, the compensation committee also authorized the Company to issue in the future up to 510,000 options on substantially the same term as the Options to employees to be identified by the Company.

The following table sets forth information on the option issuance on May 1, 2012:

Name	Title	Ordinary Shares Underlying Options Granted on May 1, 2012	Exercise Price ($/Share)	Grant Date	Expiration Date

John D. Kuhns	Chairman and Chief Executive Officer	3,555,263	0.62	May 1, 2012	May 1, 2017

“James” Tie Li	President	1,841,477	0.62	May 1, 2012	May 1, 2017

Mary E. Fellows	Corporate Secretary, Executive Vice President and Chief Compliance Officer	1,841,477	0.62	May 1, 2012	May 1, 2017

Dr. You-Su Lin	Director of the Company and Chairman of Beijing A.B.C. Investment Consulting Co., Ltd.	2,221,781	0.62	May 1, 2012	May 1, 2017

Other employees and consultant as a group		520,000	0.62	May 1, 2012	May 1, 2017

Total		9,979,998

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION

By:	/s/ John Kuhns
John Kuhns, Chairman and Chief Executive Officer

Date: May 4, 2012